Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: SNB Bancshares, Inc.

Commission File No. 000-50904

In connection with the proposed merger of SNB Bancshares, Inc. (“SNBT”) into Prosperity Bancshares, Inc., Prosperity will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Prosperity’s common stock to be issued to the shareholders of SNBT. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of SNBT seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, SNBT AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Documents filed with the SEC by Prosperity will be available free of charge by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations. Prosperity’s telephone number is (713) 693-9300. Documents filed with the SEC by SNBT will be available free of charge by directing a request by telephone or mail to SNB Bancshares, Inc., 14060 Southwest Freeway, Sugar Land, Texas 77478. SNBT’s telephone number is (281) 269-7200.

The directors, executive officers, and certain other members of management of SNBT may be soliciting proxies in favor of the merger from SNBT’s shareholders. For information about SNBT’s directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statement issued by SNBT, which is available on its website, www.snbtx.com, and at the address provided in the preceding paragraph.

Set forth below is a press release issued by Prosperity Bancshares, Inc. on January 20, 2006:

PRESS RELEASE	For more information contact:

Prosperity Bancshares, Inc.®	Dan Rollins
Prosperity Bank Plaza	Senior Vice President
4295 San Felipe	713.693.9300
Houston, Texas 77027	dan.rollins@prosperitybanktx.com

FOR IMMEDIATE RELEASE

PROSPERITY BANCSHARES, INC.®

FOURTH QUARTER

EARNINGS UP 35.3%

•	4Q05 EPS increases 9.8% to $0.45 (Diluted)

•	Record Quarterly Earnings

•	Full Year EPS increases 11.3% to $1.77 (Diluted)

HOUSTON, January 20, 2006. Prosperity Bancshares, Inc.® NASDAQ: (PRSP), the parent company of Prosperity Bank®, reported record earnings for the quarter ended December 31, 2005. Net income for the quarter was $12.627 million or $0.45 per diluted common share, an increase in net income of $3.291 million or 35.3%, compared with $9.336 million or $0.41 per diluted common share for the same period in the prior year.

Prosperity completed its acquisition of Grapeland Bancshares, Inc. and its subsidiary First State Bank on December 1, 2005. Prosperity also completed its acquisition of First Capital Bankers, Inc. and its subsidiary FirstCapital Bank, ssb on March 1, 2005. The results of operations for these acquisitions have been included in Prosperity’s consolidated financial statements since their respective purchase dates.

“I am proud of our record performance during 2005,” said David Zalman, Prosperity’s Chief Executive Officer and President. “We completed our largest acquisition in March with the addition of the FirstCapital Bank team. We finished the year with an even larger acquisition announcement on November 16, 2005 and expect to complete our merger with SNB Bancshares, Inc. during the second quarter of 2006.”

Zalman continued: “Our team of bankers completed a great year. A year in which we increased our footprint; maintained our commitment to superior asset quality; reported strong same store loan growth and continued to provide quality banking services to our growing list of customers.”

“As we look to 2006, we remain committed to building shareholder value through strong internal growth and strategic acquisitions,” concluded Zalman.

“As we reflect on 2005 and the extremely competitive loan and deposit environment, we are pleased with the 30.1% growth of demand deposits,” remarked Dan Rollins, President of Prosperity Bank®. “Same location loan growth of 6.4% underscores our commitment to internal growth and is the result of our team of dedicated, customer focused lenders rolling up their sleeves and working hard to earn the business.”

“Our merger integration team is making progress daily on our plans with SNB Bancshares. We have filed our regulatory applications with the Texas Department of Banking and the FDIC and anticipate filing the proxy statement and prospectus with the SEC within the next few weeks. We remain on our original schedule and expect to complete the acquisition early in the second quarter of 2006,” added Rollins.

Results of operations for the three months ended December 31, 2005

For the three months ended December 31, 2005, net income was $12.627 million compared with $9.336 million for the same period in 2004. Net income per diluted common share was $0.45 for the three months ended December 31, 2005 compared with $0.41 for the same period in 2004. Returns on average assets, average common shareholders’ equity and average tangible shareholders’ equity for the three months ended December 31, 2005 were 1.43%, 11.14% and 27.67%, respectively. Prosperity’s efficiency ratio was 47.09% for the three months ended December 31, 2005.

Net interest income on a tax equivalent basis for the quarter ended December 31, 2005 increased 30.0%, to $29.356 million compared with $22.581 million during the same period in 2004. The increase was attributable primarily to a 26.7% increase in average earning assets combined with a 9 basis point increase in the net interest margin on a tax equivalent basis.

Non-interest income increased 20.6% to $7.515 million for the three months ended December 31, 2005 compared with $6.233 million for the same period in 2004. The increase was attributable primarily to deposit service charges on the increased number of deposit accounts as a result of the additional banking centers acquired since December 31, 2004.

Non-interest expenses increased $3.254 million or 23.3% to $17.241 million for the fourth quarter of 2005 compared with $13.987 million for the fourth quarter of 2004. The increase in non-interest expenses was attributable primarily to the increased operating costs associated with the additional banking centers acquired since December 31, 2004.

Loans at December 31, 2005 were $1.542 billion, an increase of $506.6 million, or 48.9%, compared with $1.036 billion at December 31, 2004. As reflected in the table below, excluding the loans acquired as a part of the First Capital and Grapeland acquisitions, internally generated, or same store, loan growth was 6.4% for 2005.

Balance Sheet Data (at period end)

(In Thousands)

	Dec 31, 2005	Sep 30, 2005	Dec 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)

Loans:
Total Loans	$1,542,125	$1,514,227	$1,035,513
Acquired with Grapeland	44,656	0	0

Loans without Grapeland	1,497,469	1,514,227	1,035,513
Acquired with First Capital	395,917	422,909	0

Same Store Loans	$1,101,552	$1,091,318	$1,035,513

Deposits:
Total Deposits	$2,920,318	$2,879,316	$2,317,076
Assumed with Grapeland	47,332	0	0

Deposits without Grapeland	$2,872,986	$2,879,316	$2,317,076
Assumed with First Capital	573,877	589,498	0

Same Store Deposits	$2,299,109	$2,289,818	$2,317,076

Deposits at December 31, 2005 were $2.920 billion, an increase of $603.2 million or 26.0%, compared with $2.317 billion at December 31, 2004. As reflected in the table above, excluding deposits assumed as a part of the First Capital and Grapeland acquisitions, internally generated, or same store, linked quarter deposit growth was 1.6% on an annualized basis.

Average loans increased 48.8% or $494.0 million to $1.507 billion for the quarter ended December 31, 2005 compared with $1.013 billion for the same period of 2004. The provision for credit losses was $120,000 for the three months ended December 31, 2005 compared with $220,000 for the three months ended December 31, 2004.

Non-performing assets totaled $1.408 million or 0.05% of average earning assets at December 31, 2005 compared with $1.721 million or 0.07% of average earning assets at December 31, 2004. At December 31, 2005, the allowance for credit losses was 1.12% of total loans, compared with 1.27% of total loans at December 31, 2004.

At December 31, 2005, Prosperity had $3.586 billion in total assets, $1.542 billion in loans, $2.920 billion in deposits, and approximately 206,000 deposit and loan accounts. Assets, loans and deposits at December 31, 2005 grew by 32.9%, 48.9% and 26.0%, respectively, compared with their levels at December 31, 2004.

Results of operations for the twelve months ended December 31, 2005

For the twelve months ended December 31, 2005, net income was $47.860 million compared with $34.707 million for the same period in 2004. Net income per diluted common share increased 11.3% to $1.77 for the twelve months ended December 31, 2005 compared with $1.59 for the same period in 2004. Returns on average assets, average common shareholders’ equity and average tangible shareholders’ equity for the twelve months ended December 31, 2005 were 1.42%, 11.57% and 29.92%, respectively. Prosperity’s efficiency ratio was 48.91% for the twelve months ended December 31, 2005.

Net interest income on a tax equivalent basis for the twelve months ended December 31, 2005 increased 34.2%, to $112.262 million compared with $83.631 million during the same period in 2004. The increase was attributable primarily to an 28.1% increase in average earning assets combined with an 18 basis point increase in the net interest margin on a tax equivalent basis.

Non-interest income increased 30.1% to $30.021 million for the twelve months ended December 31, 2005 compared with $23.071 million for the same period in 2004. The increase was attributable primarily to deposit service charges on the increased number of deposit accounts as a result of the additional banking centers acquired since December 31, 2004.

Non-interest expenses increased $17.250 million or 33.4% to $68.957 million for the full year of 2005 compared with the full year of 2004. The increase in non-interest expenses was attributable primarily to the increased operating costs associated with the additional banking centers acquired since December 31, 2004.

Conference Call

Prosperity’s management team will host a conference call on Friday, January 20, 2006 at 10:30 a.m. Eastern Standard Time (9:30 a.m. Central Standard Time) to discuss their earnings results, the status of operational integration of the recently completed merger with First State Bank of Grapeland, the status of the proposed merger with SNB Bancshares, Inc., business trends and their outlook for 2006. Individuals and investment professionals may participate in the call by dialing 1-800-362-0595.

Alternatively, individuals may listen to the live webcast of the presentation by visiting Prosperity’s website at www.prosperitybanktx.com. The webcast may be accessed directly from Prosperity’s Investor Relations page by clicking on the “4th Quarter Results and Webcast” link.

Acquisition of FirstCapital Bank

On March 1, 2005, Prosperity completed the acquisition of First Capital Bankers, Inc. and its Corpus Christi, Texas - based subsidiary bank, FirstCapital Bank, ssb. FirstCapital operated thirty-one (31) offices from Kingsville, south of Corpus Christi, northward to Houston. Four (4) offices were consolidated with nearby banking centers of Prosperity Bank® in March 2005.

Acquisition of First State Bank of Grapeland

On December 1, 2005, Prosperity completed the acquisition of Grapeland Bancshares, Inc. and its Houston County, Texas - based subsidiary bank, First State Bank. First State operated two (2) offices in Houston County; one in Crockett, Texas and the other in Grapeland, Texas, both of which are now operating as full service banking centers of Prosperity Bank®.

Proposed Acquisition of SNB Bancshares, Inc.

On November 16, 2005, Prosperity announced the proposed acquisition of SNB Bancshares, Inc. and its Fort Bend County, Texas - based subsidiary bank, Southern National Bank of Texas. SNB operates five (5) full service banking locations and two (2) stand alone motor banks in Harris and Fort Bend Counties. SNB has one additional full service location under construction. As of December 31, 2005, SNB had, on a consolidated basis, total assets of $1.028 billion, loans of $656.1 million, deposits of $891.9 million and shareholders’ equity of $84.9 million.

Prosperity Bancshares, Inc.®

Prosperity Bancshares®, a $3.6 billion Houston, Texas - based regional financial holding company, formed in 1983, was named to the Keefe Bruyette & Woods, Inc. 2005 Honor Roll for achieving exceptional earnings per share growth for the past 10 years. Other recent honors include being named to the Sandler O’Neill & Partners 2005 Bank and Thrift Small All Stars, listed in US Banker’s August 2005 Top 100 Publicly Traded Mid-Tier Banks, ranked #2 out of 195 publicly traded companies in the 2005 Stephens, Inc. Bank and Thrift Performance Matrix and the Houston Chronicle’s Houston 100 list.

Operating under a community banking philosophy, Prosperity seeks to develop broad customer relationships based on service and convenience. Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of consumers and small and medium sized businesses. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at www.prosperitybanktx.com, Retail Brokerage Services, MasterMoney Debit Cards, and 24 hour voice response banking. Prosperity currently operates eighty-five (85) full service banking locations, thirty-three (33) in the Houston CMSA; sixteen (16) in the Corpus Christi area; eleven (11) in the Dallas area; six (6) in the Austin area; two (2) in the East Texas area; and seventeen (17) in fifteen contiguous counties south and southwest of Houston generally along the NAFTA highway.

Prosperity Bank® operates the following full service banking centers:

Austin Area -	Corpus Christi Area -	Houston Area -	Liberty
Allandale		Aldine	Magnolia
Congress	Airline	Bellaire	Mont Belvieu
Lakeway	Alameda	CityWest	Needville
Oak Hill	Carmel	Copperfield	Sweeny
Research Blvd	Everhart	Cypress	West Columbia
Riverside	Northwest	Downtown	Winnie
	Saratoga	Fairfield
	Water Street	Gladebrook
Dallas Area -	Woodlawn	Heights	South Texas Area -
Abrams Centre	Alice	Highway 6	Bay City
Camp Wisdom	Aransas Pass	Holcombe	Beeville
Kiest	Kingsville	Medical Center	Cuero
Preston Road	Mathis	Memorial	East Bernard
Turtle Creek	Port Aransas	Midtown	Edna
Westmoreland	Portland	Post Oak	El Campo
Blooming Grove	Rockport	River Oaks	Goliad
Cedar Hill	Sinton	Tanglewood	Gonzales
Corsicana		Waugh Drive	Hallettsville
Ennis		Westheimer	Palacios
Red Oak	East Texas Area -	Woodcreek	Port Lavaca
	Crockett	Angleton	Seguin
	Grapeland	Clear Lake	Victoria
		Cleveland	Victoria - North
		Dayton	Wharton
		Galveston	Yoakum
		Hitchcock	Yorktown

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by our management on the conference call may contain, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions’ estimates and projections about Prosperity Bancshares®, and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Prosperity’s control, that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include whether we can: continue to sustain our current internal growth rate or our total growth rate; successfully close and integrate acquisitions; continue to provide products and services that appeal to our customers; continue to have access to the debt and equity capital we need to sustain our growth; and achieve our sales objectives. Other risks include the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; weather; and the stock price volatility associated with “small-cap” companies. These and various other factors are discussed in our most recent Annual Report on Form 10-K and other reports and statements we have filed with the SEC.

Copies of Prosperity Bancshares’s® SEC filings may be downloaded from the Internet at no charge from www.prosperitybanktx.com.

- - -

Prosperity Bancshares, Inc.®

Financial Highlights

(Dollars and share amounts in thousands, except per share data)

	Three Months Ended		Twelve Months Ended
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Selected Earnings and Per Share Data
Total interest income	$44,277	$30,308	$162,123	$111,756
Total interest expense	15,256	8,106	51,226	29,789

Net interest income	29,021	22,202	110,897	81,967
Provision for credit losses	120	220	480	880

Net interest income after provision for credit losses	28,901	21,982	110,417	81,087
Total non-interest income	7,515	6,233	30,021	23,071
Total non-interest expense	17,241	13,987	68,957	51,707

Net income before taxes	19,175	14,228	71,481	52,451
Federal income taxes	6,548	4,892	23,621	17,744

Net income	$12,627	$9,336	$47,860	$34,707

Basic earnings per share	$0.46	$0.42	$1.79	$1.61
Diluted earnings per share	$0.45	$0.41	$1.77	$1.59

Period end shares outstanding	27,821	22,381	27,821	22,381
Weighted average shares outstanding (basic)	27,646	22,380	26,706	21,534
Weighted average shares outstanding (diluted)	27,988	22,660	27,024	21,804

Prosperity Bancshares, Inc.®

Financial Highlights

(Dollars in thousands)

	Three Months Ended		Twelve Months Ended
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Balance Sheet Averages
Total loans	$1,507,087	$1,013,088	$1,435,376	$871,736
Investment securities	1,535,898	1,325,703	1,471,067	1,383,790
Federal funds sold and other temporary investments	45,483	99,164	42,859	46,121

Total earning assets	3,088,468	2,437,955	2,949,302	2,301,647
Allowance for credit losses	(17,003)	(12,961)	(16,334)	(11,454)
Cash and due from banks	81,497	58,245	74,388	57,137
Goodwill	249,396	151,523	233,586	130,254
Core Deposit Intangibles (CDI)	21,584	12,392	20,117	9,151
Other real estate	768	294	384	257
Fixed assets, net	48,649	36,191	47,379	34,801
Other assets	56,109	21,645	52,795	21,295

Total assets	$3,529,468	$2,705,284	$3,361,617	$2,543,088

Non-interest bearing deposits	$666,051	$529,633	$609,392	$473,713
Interest bearing deposits	2,236,601	1,795,257	2,182,583	1,715,982

Total deposits	2,902,652	2,324,890	2,791,975	2,189,695
Federal funds purchased and interest bearing liabilities	83,072	36,633	70,644	40,119
Junior subordinated debentures	75,775	57,741	69,869	59,288
Other liabilities	14,444	13,119	15,427	10,712
Shareholders’ equity(A)	453,525	272,901	413,702	243,274

Total liabilities and equity	$3,529,468	$2,705,284	$3,361,617	$2,543,088

(A)	Includes ($4,570) and ($2,537), in after tax unrealized (losses) on available for sale securities for the three month periods ending December 31, 2005 and December 31, 2004, respectively, and ($4,140) and ($649) for the twelve month periods ending December 31, 2005 and December 31, 2004, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights

(Dollars in thousands)

	Three Months Ended		Twelve Months Ended
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Income Statement Data
Interest on loans	$27,580	$16,557	$99,958	$55,779
Interest on securities	16,236	13,260	60,866	55,241
Interest on federal funds sold and other earning assets	461	491	1,299	736

Total interest income	44,277	30,308	162,123	111,756
Interest expense - deposits	13,018	6,803	43,643	24,586
Interest expense - debentures	1,396	1,035	4,895	4,046
Interest expense - other	842	268	2,688	1,157

Total interest expense	15,256	8,106	51,226	29,789

Net interest income(B)	29,021	22,202	110,897	81,967
Provision for credit losses	120	220	480	880

Net interest income after provision for credit losses	28,901	21,982	110,417	81,087
Service charges on deposit accounts	6,325	5,388	24,985	20,215
Net gain on sale of assets	9	53	72	315
Brokered mortgage income	179	238	867	457
(Loss)/gain on sale of securities	(79)	0	(79)	78
Other non-interest income	1,081	554	4,176	2,006

Total non-interest income	7,515	6,233	30,021	23,071
Salaries and benefits(C)	8,968	7,402	36,672	27,861
CDI amortization	1,066	561	3,912	1,781
Net occupancy and equipment	1,791	1,467	6,663	4,815
Depreciation	1,125	725	4,462	2,843
Data processing and software amortization	778	563	2,837	2,036
Other non-interest expenses	3,513	3,269	14,411	12,371

Total non-interest expenses	17,241	13,987	68,957	51,707

Net income before taxes	19,175	14,228	71,481	52,451
Federal income taxes	6,548	4,892	23,621	17,744

Net income available to common shareholders	$12,627	$9,336	$47,860	$34,707

(B)	Net interest income on a tax equivalent basis would be $29,356 and $22,581, for the three months ended December 31, 2005 and December 31, 2004, respectively, and $112,262 and $83,631 for the twelve months ended December 31, 2005 and December 31, 2004, respectively.

(C)	Salaries and benefits includes equity compensation expenses of $139 and $96 for the three months ended December 31, 2005 and December 31, 2004, respectively, and $619 and $141 for the twelve months ended December 31, 2005 and December 31, 2004, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights

(Dollars and share amounts in thousands, except per share data)

	Three Months Ended		Twelve Months Ended
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Common Share and Other Data
Employees - FTE	859	653	859	653
Book value per share	$16.70	$12.32	$16.70	$12.32
Tangible book value per share	$6.48	$4.96	$6.48	$4.96

Period end shares outstanding	27,821	22,381	27,821	22,381
Weighted average shares outstanding (basic)	27,646	22,380	26,706	21,534
Weighted average shares outstanding (diluted)	27,988	22,660	27,024	21,804

Non-accrual loans	$355	$297	$355	$297
Accruing loans 90 or more days past due	788	1,083	788	1,083
Restructured loans	0	0	0	0

Total non-performing loans	1,143	1,380	1,143	1,380
Repossessed assets	26	0	26	0
Other real estate	239	341	239	341

Total non-performing assets	$1,408	$1,721	$1,408	$1,721

Allowance for credit losses at end of period	$17,203	$13,105	$17,203	$13,105
Net charge-offs	$312	$(25)	$410	$484

Basic earnings per share	$0.46	$0.42	$1.79	$1.61
Diluted earnings per share	$0.45	$0.41	$1.77	$1.59

Prosperity Bancshares, Inc.®

Financial Highlights

	Three Months Ended		Twelve Months Ended
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Performance Ratios
Return on average assets (annualized)	1.43%	1.38%	1.42%	1.36%
Return on average common equity (annualized)	11.14%	13.68%	11.57%	14.27%
Return on average tangible common equity (annualized)	27.67%	34.26%	29.92%	33.41%
Net interest margin(D) (tax equivalent) (annualized)	3.77%	3.68%	3.81%	3.63%
Efficiency ratio(E)	47.09%	49.19%	48.91%	49.23%
Asset Quality Ratios
Non-performing assets to average earning assets	0.05%	0.07%	0.05%	0.07%
Non-performing assets to loans and other real estate	0.09%	0.17%	0.09%	0.17%
Net charge-offs to average loans	0.02%	0.00%	0.03%	0.06%
Allowance for credit losses to total loans	1.12%	1.27%	1.12%	1.27%
Common Stock Market Price
High	$32.12	$29.53	$32.12	$29.53
Low	$27.97	$26.09	$25.05	$21.89
Period end market price	$28.74	$29.21	$28.74	$29.21

(D)	Net Interest Margin for all periods presented is calculated on an actual/365 day basis. Earnings releases prior to June 30, 2005 reflected Net Interest Margin calculated on a 30/360 day basis. Net Interest Margin (tax equivalent) on a 30/360 day basis would be 3.77% and 3.70% for the three months ended December 31, 2005 and December 31, 2004, respectively, and 3.81% and 3.63% for the twelve months ended December 31, 2005 and December 31, 2004, respectively.

(E)	Calculated by dividing total non-interest expense (excluding securities losses and credit loss provisions) by net interest income plus non-interest income (excluding securities gains). Additionally, taxes are not part of this calculation.

Prosperity Bancshares, Inc.®

Financial Highlights

(Dollars in thousands)

	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Balance Sheet Data (at period end)
Total loans	$1,542,125	$1,514,227	$1,520,175	$1,500,138	$1,035,513
Investment securities(F)	1,572,479	1,488,340	1,478,350	1,486,463	1,302,792
Federal funds sold and other temporary investments	6,143	57,534	15,776	55,992	79,350

Total earning assets	3,120,747	3,060,101	3,014,301	3,042,593	2,417,655
Allowance for credit losses	(17,203)	(16,970)	(16,939)	(16,934)	(13,105)
Cash and due from banks	91,518	76,971	72,284	71,696	58,760
Goodwill	261,964	247,965	247,133	245,256	153,180
Core deposit intangibles	22,461	22,039	23,785	24,883	11,492
Other real estate	239	41	25	720	341
Fixed assets, net	49,244	47,913	48,707	49,996	35,793
Other assets	56,932	55,912	57,520	61,537	33,112

Total assets	$3,585,902	$3,493,972	$3,446,816	$3,479,747	$2,697,228

Demand deposits	$674,407	$639,790	$607,689	$592,238	$518,358
Interest bearing deposits	2,245,911	2,239,526	2,240,081	2,301,443	1,798,718

Total deposits	2,920,318	2,879,316	2,847,770	2,893,681	2,317,076
Federal funds purchased and other interest bearing liabilities	102,389	80,228	77,960	69,269	38,174
Junior subordinated debentures	75,775	75,775	75,775	75,775	47,424
Other liabilities	22,783	11,918	9,008	14,874	18,907

Total liabilities	3,121,265	3,047,237	3,010,513	3,053,599	2,421,581
Shareholders’ equity(G)	464,637	446,735	436,303	426,148	275,647

Total liabilities and equity	$3,585,902	$3,493,972	$3,446,816	$3,479,747	$2,697,228

(F)	Includes ($6,187), ($6,652), ($6,095), ($6,148) and ($4,768) in unrealized (losses) on available for sale securities for the quarterly periods ending December 31, 2005, September 30, 2005, June 30, 2005, March 31, 2005 and December 31, 2004, respectively.

(G)	Includes ($4,022), ($4,265), ($3,962), ($3,996) and ($3,099) in after tax unrealized (losses) on available for sale securities for the quarterly periods ending December 31, 2005, September 30, 2005, June 30, 2005, March 31, 2005 and December 31, 2004, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights

Comparative Quarterly Asset Quality, Performance & Capital Ratios

	Three Months Ended
	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005	Mar 30, 2005	Dec 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Return on average assets (annualized)	1.43%	1.43%	1.41%	1.42%	1.38%
Return on average common equity (annualized)	11.14%	11.28%	11.31%	12.87%	13.68%
Return on average tangible equity (annualized)	27.67%	29.06%	30.38%	33.38%	34.26%
Net interest margin (H) (tax equivalent) (annualized)	3.77%	3.81%	3.82%	3.81%	3.68%

Employees - FTE	859	857	902	926	653

Efficiency ratio	47.09%	48.82%	48.99%	51.06%	49.19%
Non-performing assets to average earning assets	0.05%	0.03%	0.09%	0.13%	0.07%
Non-performing assets to loans and other real estate	0.09%	0.06%	0.18%	0.23%	0.17%
Net charge-offs / (recoveries) to average loans	0.02%	0.01%	0.01%	(0.01%)	0.00%
Allowance for credit losses to total loans	1.12%	1.12%	1.11%	1.13%	1.27%

Tier 1 risk-based capital	14.84%	15.49%	14.79%	14.51%	13.56%
Total risk-based capital	15.88%	16.54%	15.84%	15.57%	14.67%
Tier 1 leverage capital	7.59%	7.81%	7.49%	8.63%	6.30%
Tangible equity to tangible assets	5.51%	5.48%	5.21%	4.86%	4.38%
Equity to assets	12.96%	12.79%	12.66%	12.25%	10.22%

(H)	Net Interest Margin for all periods presented is calculated on an actual/365 day basis. Earnings releases prior to June 30, 2005 reflected Net Interest Margin calculated on a monthly basis. Net Interest Margin (tax equivalent) on a 30/360 day basis would be 3.77%, 3.81%, 3.82%, 3.81% and 3.68%, for the three months ended December 31, 2005, September 30, 2005, June 30, 2005, March 31, 2005 and December 31, 2004, respectively.

Prosperity Bancshares, Inc.®

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

YIELD ANALYSIS

	Three Months Ended Dec 31, 2005
	Average Balance	Interest Earned / Interest Paid	Average Yield/Rate
Interest Earning Assets:
Loans	$1,507,087	$27,580	7.26%
Investment securities	1,535,898	16,236	4.23%
Federal funds sold and other temporary investments	45,483	461	4.02%

Total interest earning assets	3,088,468	$44,277	5.69%

Allowance for credit losses	(17,003)
Non-interest earning assets	458,003

Total assets	$3,529,468

Interest Bearing Liabilities:
Interest bearing demand deposits	$452,782	$1,135	0.99%
Savings and money market deposits	748,194	3,575	1.90%
Certificates and other time deposits	1,035,625	8,308	3.18%
Junior subordinated debentures	75,775	1,396	7.31%
Securities sold under repurchase agreements	37,358	303	3.22%
Federal funds purchased and other borrowings	45,714	539	4.68%

Total interest bearing liabilities	2,395,448	$15,256	2.53%

Non-interest bearing liabilities:
Non-interest bearing demand deposits	666,051
Other liabilities	14,444

Total liabilities	3,075,943
Shareholders’ equity	453,525

Total liabilities and shareholders’ equity	$3,529,468

Net Interest Income & Margin		$29,021	3.73%

Net Interest Income & Margin (tax equivalent)		$29,356	3.77%

Prosperity Bancshares, Inc.®

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

YIELD ANALYSIS

	Three Months Ended Dec 31, 2004
	Average Balance	Interest Earned / Interest Paid	Average Yield/Rate(I)
Interest Earning Assets:
Loans	$1,013,088	$16,557	6.50%
Investment securities	1,325,703	13,260	4.00%
Federal funds sold and other temporary investments	99,164	491	1.97%

Total interest earning assets	2,437,955	$30,308	4.95%

Allowance for credit losses	(12,961)
Non-interest earning assets	280,290

Total assets	$2,705,284

Interest Bearing Liabilities:
Interest bearing demand deposits	$504,637	$1,338	1.05%
Savings and money market deposits	522,135	1,187	0.90%
Certificates and other time deposits	768,485	4,278	2.21%
Junior subordinated debentures	57,741	1,035	7.13%
Securities sold under repurchase agreements	23,397	73	1.24%
Federal funds purchased and other borrowings	13,236	195	5.86%

Total interest bearing liabilities	1,889,631	$8,106	1.71%

Non-interest bearing liabilities:
Non-interest bearing demand deposits	529,633
Other liabilities	13,119

Total liabilities	2,432,383
Shareholders’ equity	272,901

Total liabilities and shareholders’ equity	$2,705,284

Net Interest Income & Margin		$22,202	3.62%

Net Interest Income & Margin (tax equivalent)		$22,581	3.68%

(I)	Average yield and average rate are calculated on an actual/366 day basis. Previous reports reflected average yield and average rate calculated on a 30/360 day basis.

Prosperity Bancshares, Inc.®

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

YIELD ANALYSIS

	Twelve Months Ended Dec 31, 2005
	Average Balance	Interest Earned / Interest Paid	Average Yield/Rate
Interest Earning Assets:
Loans	$1,435,376	$99,958	6.96%
Investment securities	1,471,067	60,866	4.14%
Federal funds sold and other temporary investments	42,859	1,299	3.03%

Total interest earning assets	2,949,302	$162,123	5.50%

Allowance for credit losses	(16,334)
Non-interest earning assets	428,649
Total assets	$3,361,617

Interest Bearing Liabilities:
Interest bearing demand deposits	$477,199	$4,666	0.98%
Savings and money market deposits	696,237	10,683	1.53%
Certificates and other time deposits	1,009,147	28,294	2.80%
Junior subordinated debentures	69,869	4,895	7.01%
Securities sold under repurchase agreements	29,850	768	2.57%
Federal funds purchased and other borrowings	40,794	1,920	4.71%

Total interest bearing liabilities	2,323,096	$51,226	2.21%

Non-interest bearing liabilities:
Non-interest bearing demand deposits	609,392
Other liabilities	15,427

Total liabilities	2,947,915
Shareholders’ equity	413,702

Total liabilities and shareholders’ equity	$3,361,617

Net Interest Income & Margin		$110,897	3.76%

Net Interest Income & Margin (tax equivalent)		$112,262	3.81%

Prosperity Bancshares, Inc.®

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

YIELD ANALYSIS

	Twelve Months Ended Dec 31, 2004
	Average Balance	Interest Earned / Interest Paid	Average Yield/Rate(J)
Interest Earning Assets:
Loans	$871,736	$55,779	6.40%
Investment securities	1,383,790	55,241	3.99%
Federal funds sold and other temporary investments	46,121	736	1.60%

Total interest earning assets	2,301,647	$111,756	4.86%

Allowance for credit losses	(11,454)
Non-interest earning assets	252,895
Total assets	$2,543,088

Interest Bearing Liabilities:
Interest bearing demand deposits	$485,557	$5,027	1.04%
Savings and money market deposits	495,330	4,002	0.81%
Certificates and other time deposits	735,095	15,557	2.12%
Junior subordinated debentures	59,288	4,046	6.82%
Securities sold under repurchase agreements	19,522	232	1.19%
Federal funds purchased and other borrowings	20,597	925	4.49%

Total interest bearing liabilities	1,815,389	$29,789	1.64%

Non-interest bearing liabilities:
Non-interest bearing demand deposits	473,713
Other liabilities	10,712

Total liabilities	2,299,814
Shareholders’ equity	243,274

Total liabilities and shareholders’ equity	$2,543,088

Net Interest Income & Margin		$81,967	3.56%

Net Interest Income & Margin (tax equivalent)		$83,631	3.63%

(J)	Average yield and average rate are calculated on an actual/366 day basis. Previous reports reflected average yield and average rate calculated on a 30/360 day basis.

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